UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

EQT Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT GP Holdings, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 27.1%

14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT GP Services, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 27.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 27.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 27.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 27.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 27.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1.         Security and Issuer.

This Amendment No. 3 to Schedule 13D (Amendment No. 3) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on April 16, 2015, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 23, 2015 and Amendment No. 2 to Schedule 13D filed with the Commission on June 21, 2016 (as amended, Schedule 13D), and relates to common units (Common Units) representing limited partner interests of EQT Midstream Partners, LP, a Delaware limited partnership (the Issuer).  The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  Capitalized terms used in this Amendment No. 3 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2.         Identity and Background.

Item 2(a) of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement incorporated by reference herein as Exhibit A by (i) EQT GP Holdings, LP, a Delaware limited partnership (EQGP), (ii) EQT GP Services, LLC, a Delaware limited liability company (EQGP GP), (iii) EQT Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (iv) EQT Production Company, a Pennsylvania corporation (EPC), (v) EQT Investments Holdings, LLC, a Delaware limited liability company (Investments Holdings), and (vi) EQT Corporation, a Pennsylvania corporation (EQT and, together with EQGP, EQGP GP, Gathering Holdings, EPC and Investments Holdings, the Reporting Persons).

EQGP is a limited partner of the Issuer with an approximate 26.6% limited partner interest in the Issuer.  EQGP GP is the general partner of EQGP with a 0.0% non-economic general partner interest in EQGP.  Gathering Holdings is a limited partner of EQGP with an approximately 90.1% limited partner interest in EQGP and is the sole member of EQGP GP.  EPC is the sole member of Gathering Holdings.  Investments Holdings is the sole stockholder of EPC.  EQT is a publicly traded company and the sole member of Investments Holdings.  The Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(c) of Schedule 13D is hereby amended by amending and restating the first paragraph thereof in its entirety as follows:

The principal business of EQGP is to hold a limited partner interest in the Issuer and all of the membership interests in EQT Midstream Services, LLC, the general partner of the Issuer (the General Partner), and all of the incentive distribution rights of the Issuer.  The principal business of EQGP GP is to act as the general partner of EQGP.  The principal business of Gathering Holdings is to own a limited partner interest in EQGP, all of the membership interests in EQGP GP, and interests in other subsidiaries of EQT which are engaged in natural gas midstream activities.  The principal business of EPC is to engage in natural gas production activities. EPC also owns a number of EQT subsidiaries, including Gathering Holdings. The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT. EQT conducts its business through three business segments: EQT Production, EQT Gathering and EQT Transmission. EQT Production is the largest natural gas producer in the Appalachian Basin, based on average daily sales volumes, with 13.5 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximately 3.6 million gross acres, including approximately 790,000 gross acres in the Marcellus play, as of December 31, 2016. EQT Gathering and EQT Transmission provide gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin, through EQT’s ownership and control of the Issuer.

Item 2(c) of Schedule 13D is hereby further amended by amending and restating the tables identifying the Covered Individuals in such item in their entirety as follows:

Name	Position
EQT Corporation
Steven T. Schlotterbeck	Director, President and Chief Executive Officer
David L. Porges	Executive Chairman
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
James E. Rohr	Director

Name	Position
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Christine J. Toretti	Director
Lewis B. Gardner	General Counsel and Vice President, External Affairs
M. Elise Hyland	Senior Vice President and President, Midstream
Donald M. Jenkins	Chief Commercial Officer
Robert J. McNally	Senior Vice President and Chief Financial Officer
Charlene Petrelli	Vice President and Chief Human Resources Officer
David E. Schlosser, Jr.	Senior Vice President and President, Exploration and Production
Jimmi Sue Smith	Chief Accounting Officer

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President
Phillip D. Swisher	Member of Board of Managers and Executive Vice President

EQT Production Company
Robert J. McNally	Director
Charlene Petrelli	Director
David E. Schlosser, Jr.	Director and President

EQT Gathering Holdings, LLC
M. Elise Hyland	Member of Board of Managers and President
Robert J. McNally	Member of Board of Managers
Jimmi Sue Smith	Member of Board of Managers

EQT GP Services, LLC
David L. Porges	Chairman
Kimberly T. Fleming	Director
Lewis B. Gardner	Director
Mark S. Lewis	Director
Steven T. Schlotterbeck	Director, President and Chief Executive Officer
Stephen A. Thorington	Director
Robert J. McNally	Director, Senior Vice President and Chief Financial Officer

Item 4.         Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraphs after the first paragraph thereof:

On June 19, 2017, EQT entered into an Agreement and Plan of Merger (the Merger Agreement) with Rice Energy Inc. (Rice), pursuant to which, subject to the satisfaction or waiver of certain conditions, a wholly owned indirect subsidiary of EQT will merge with and into Rice (the Merger), and immediately thereafter Rice will merge with and into another wholly owned indirect subsidiary of EQT.  As a result of the Merger, EQT will obtain, among other things, Rice’s indirect 91.75% ownership interest in Rice Midstream GP Holdings LP, which owns approximately 28% of the limited partner interests and 100% of the incentive distribution rights of Rice Midstream Partners LP (RMP).  In addition, EQT will obtain ownership of certain other midstream assets owned directly by Rice, Rice Midstream Holdings LLC, an indirect subsidiary of Rice (RMH), or certain wholly owned subsidiaries of RMH (the Rice Retained Midstream Assets).

Following and subject to the completion of the Merger, EQT intends to seek to sell the Rice Retained Midstream Assets to the Issuer (the Rice Retained Midstream Transaction).  Completion of the Rice Retained Midstream Transaction would be subject to, among other things, satisfactory negotiation of a definitive agreement providing for the terms and conditions under which the applicable assets would be sold, and there can be no assurance than any such transaction will occur.

Other than the Rice Retained Midstream Transaction, as of the date of this Amendment No. 3, the Reporting Persons have not formulated in connection with the Merger any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters).  However, the Reporting Persons intend to evaluate a wide range of potential transactions and strategic alternatives involving the Issuer, its subsidiaries and, upon completion of the Merger, Rice and its subsidiaries, that could involve any or all of the Enumerated Matters, including, without limitation, the acquisition by an affiliate of EQT of the incentive distribution rights of RMP and/or a merger of RMP with the Issuer. There can be no assurance that exploration of any transaction or alternative, to the extent undertaken, would result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of any such transaction.  The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5.         Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 (1)                                 As of June 22, 2017, the number of Common Units issued and outstanding is 80,581,758.  EQGP is the record and beneficial owner of 21,811,643 Common Units, which represents approximately 27.1% of the outstanding Common Units of the Issuer.

(2)                                 EQGP GP is the general partner of EQGP with a 0.0% non-economic general partner interest in EQGP; however, as the general partner of EQGP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 27.1% of the outstanding Common Units of the Issuer.

(3)                                 Gathering Holdings does not directly own any Common Units of the Issuer; however, as an approximate 90.1% limited partner of EQGP and the sole member of EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 27.1% of the outstanding Common Units of the Issuer.

(4)                                 EPC does not directly own any Common Units of the Issuer; however, as the sole member of Gathering Holdings and indirect owner of EQGP and EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 27.1% of the outstanding Common Units of the Issuer.

(5)                                 Investments Holdings does not directly own any Common Units of the Issuer; however, as the sole stockholder of EPC and indirect owner of EQGP and EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 27.1% of the outstanding Common Units of the Issuer.

(6)                                 EQT does not directly own any Common Units of the Issuer; however, as the sole member of Investments Holdings and indirect owner of EQGP and EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 27.1% of the outstanding Common Units of the Issuer.

(7)                                 In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Vicky A. Bailey	1,000	*
A. Bray Cary, Jr.	12,000(1)	*
Margaret K. Dorman	11,000	*
Lewis B. Gardner	9,359	*
M. Elise Hyland	7,900	*
Charlene Petrelli	18,130	*
David L. Porges	42,148	*
James E. Rohr	2,655	*
Steven T. Schlotterbeck	7,897	*

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Jimmi Sue Smith	2,146	*
Phillip D. Swisher	1,790	*
Stephen A. Thorington	5,000	*
Lee T. Todd, Jr.	1,500	*

(1)                      Common Units beneficially owned that are held in the Cary Foundation, Inc. in which Mr. Cary has sole voting and investment power.

*                              Less than 1% of the class beneficially owned.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.  To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                                 The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5.  Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 7.         Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A

Joint Filing Statement dated November 23, 2015 (attached as Exhibit A to Amendment No. 1 to the Schedule 13D (File No. 005-86907) filed with the Commission on November 23, 2015 and incorporated herein in its entirety by reference).

EXHIBIT B	Power of Attorney dated June 22, 2017 (filed herewith).

EXHIBIT C

Contribution, Conveyance and Assumption Agreement, dated April 13, 2015, by and among EQT Gathering Holdings, LLC, EQT Gathering, LLC, EQT GP Holdings, LP and EQT GP Services, LLC (attached as Exhibit C to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D

Agreement of Merger, dated April 13, 2015, by and between EQT Midstream Investments, LLC and EQT GP Holdings, LP (attached as Exhibit A to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 2, 2012 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT F

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 24, 2014 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014 and incorporated herein in its entirety by reference).

EXHIBIT G

Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 23, 2015 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 23, 2015 and incorporated herein in its entirety by reference).

EXHIBIT H

Third Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT I

Contribution, Conveyance and Assumption Agreement, dated July 2, 2012, by and among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT J

Underwriting Agreement, dated June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT K

Agreement and Plan of Merger, dated July 15, 2013, by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P. (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

EXHIBIT L

Underwriting Agreement, dated July 16, 2013, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 22, 2013 and incorporated herein in its entirety by reference).

EXHIBIT M

Contribution Agreement, dated April 30, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

EXHIBIT N

Underwriting Agreement, dated May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT O

Contribution and Sale Agreement, dated March 10, 2015, by and among EQT Gathering, LLC, EQT Energy Supply Holdings, LP, EQT Energy, LLC, EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 10, 2015 and incorporated in its entirety herein by reference).

EXHIBIT P

Underwriting Agreement, dated March 11, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 17, 2015 and incorporated herein in its entirety by reference).

EXHIBIT Q

Underwriting Agreement, dated November 9, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 13, 2015 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2017

EQT GP HOLDINGS, LP

By:	EQT GP Services, LLC, its general partner

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D/A for EQT Midstream Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2017

EQT GP SERVICES, LLC

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D/A for EQT Midstream Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2017

EQT GATHERING HOLDINGS, LLC

By:	/s/M. Elise Hyland
Name:	M. Elise Hyland
Title:	President

Signature Page to Schedule 13D/A for EQT Midstream Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2017

EQT PRODUCTION COMPANY

By:	/s/David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

Signature Page to Schedule 13D/A for EQT Midstream Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2017

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

Signature Page to Schedule 13D/A for EQT Midstream Partners, LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 22, 2017

EQT CORPORATION

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D/A for EQT Midstream Partners, LP

EXHIBIT INDEX

EXHIBIT A

Joint Filing Statement dated November 23, 2015 (attached as Exhibit A to Amendment No. 1 to the Schedule 13D (File No. 005-86907) filed with the Commission on November 23, 2015 and incorporated herein in its entirety by reference).

EXHIBIT B	Power of Attorney dated June 22, 2017 (filed herewith).

EXHIBIT C

Contribution, Conveyance and Assumption Agreement, dated April 13, 2015, by and among EQT Gathering Holdings, LLC, EQT Gathering, LLC, EQT GP Holdings, LP and EQT GP Services, LLC (attached as Exhibit C to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D

Agreement of Merger, dated April 13, 2015, by and between EQT Midstream Investments, LLC and EQT GP Holdings, LP (attached as Exhibit A to the Schedule 13D (File No. 005-86907) filed with the Commission on April 16, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 2, 2012 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT F

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 24, 2014 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014 and incorporated herein in its entirety by reference).

EXHIBIT G

Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 23, 2015 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 23, 2015 and incorporated herein in its entirety by reference).

EXHIBIT H

Third Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT I

Contribution, Conveyance and Assumption Agreement, dated July 2, 2012, by and among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT J

Underwriting Agreement, dated June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT K

Agreement and Plan of Merger, dated July 15, 2013, by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P. (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

EXHIBIT L

Underwriting Agreement, dated July 16, 2013, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 22, 2013 and incorporated herein in its entirety by reference).

EXHIBIT M

Contribution Agreement, dated April 30, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

EXHIBIT N

Underwriting Agreement, dated May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT O

Contribution and Sale Agreement, dated March 10, 2015, by and among EQT Gathering, LLC, EQT Energy Supply Holdings, LP, EQT Energy, LLC, EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 10, 2015 and incorporated in its entirety herein by reference).

EXHIBIT P

Underwriting Agreement, dated March 11, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 17, 2015 and incorporated herein in its entirety by reference).

EXHIBIT Q

Underwriting Agreement, dated November 9, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on November 13, 2015 and incorporated herein in its entirety by reference).

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitute and appoint Robert J. McNally and Lewis B. Gardner, and each of them, with full power to act without the other, its true and lawful attorney-in-fact, with full power of substitution, to execute for and on behalf of the undersigned, all Schedule 13Ds (including any amendments thereto) that the undersigned may be required to file as a result of the undersigned’s ownership or transactions in the securities of EQT Midstream Partners, LP (the Partnership) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder; do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grant to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledge that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Partnership assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

Each of the undersigned hereby revokes the power of attorney dated June 21, 2016.

This Power of Attorney shall remain in full force and effect until the undersigned are no longer required to file Schedules 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Partnership, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 22nd day of June, 2017.

EQT GP HOLDINGS, LP

By:	EQT GP Services, LLC, its general partner

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EQT GP SERVICES, LLC

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EQT GATHERING HOLDINGS, LLC

By:	/s/M. Elise Hyland
Name:	M. Elise Hyland
Title:	President

EQT PRODUCTION COMPANY

By:	/s/David E. Schlosser, Jr.
Name:	David E. Schlosser, Jr.
Title:	President

EQT CORPORATION

By:	/s/Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Power of Attorney for EQT Midstream Partners, LP